LAW OFFICES
LIPPENBERGER, THOMPSON, WELCH, SOROKO & GILBERT LLP
201 TAMAL VISTA BLVD.
CORTE MADERA, CA 94925
(415) 927-5200

FACSIMILE
RICHARD S. SOROKO	(415) 927-5210
email: rsoroko@LTWS.com

SAN FRANCISCO OFFICE
(415) 262-1200

April 29, 2010

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

RE:	BioTime, Inc.
Definitive Proxy Material

Ladies/Gentlemen:

      Enclosed for filing by BioTime, Inc. is a definitive proxy statement and form of proxy. The proxy materials related to BioTime’s annual meeting of shareholders. The shareholders will be asked to vote on the following two matters: (1) the election of directors; and (2) the ratification of the appointment of the company’s independent auditors.

      BioTime’s annual meeting will be held on June 10, 2010. They plan to mail their proxy material on or around May 6, 2010.

Very truly yours,

Richard S. Soroko